Exhibit 99.3

EUROPEAN LITHIUM LIMITED

ABN 45 141 450 624

Interim Financial Report

For the Half Year Ended

31 December 2025 and 2024

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 1

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE HALF YEAR ENDED 31 DECEMBER 2025 AND 2024

	Note	31 December 2025 A$	31 December 2024 A$
Other income	3	545,959	844,167
Net gain on disposal and deemed disposals of CRML shares	9	16,825,850	-
Gain on extinguishment of liability		(103,180)	-
Gain on deconsolidation	23	1,275,503,015	-
Gain on deconsolidation – foreign exchange		2,581,413	-
Employee benefits expense		(276,500)	(1,318,290)
Depreciation and amortisation expense		(1,709)	(4,313)
Depreciation and amortisation expense - leased assets		(13,117)	(20,832)
Finance costs		(904,261)	(93,045)
Exploration expenditure expensed		-	(377,975)
Exploration expenditure impairment	8	(273,472)	-
Consulting fees	4	(7,517,727)	(2,168,339)
Travel expenses		(136,421)	(303,352)
Regulatory and compliance costs		(438,905)	(901,440)
Gain on fair value of financial assets through profit or loss	11	3,302,867	4,177,368
Share-based payments	20	(4,755,316)	(27,170,264)
Share of net (loss)/gain of associates accounted for using the equity method	9	(74,253,802)	1,844
Foreign exchange (loss)/gain		(512,887)	1,387,854
Administration expenses		(91,826)	(334,945)
Promotion and investor relations		(196,602)	(521,729)
Insurance		(98,078)	(2,054,085)
Occupancy		(2,154)	-
Gain on fair value of warrants		-	2,406,337
Share of net profit of JV accounted for using the equity method		-	152,831
Other expenses		(46,329)	(8,548)
CRML expenses up until deconsolidation		(15,702,750)	-
Profit/(loss) before income tax		1,193,434,068	(26,306,756)
Income tax expense	5	(47,692,323)	-
Profit/(loss) after tax		1,145,741,745	(26,306,756)

Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(28,056,310)	(5,552,131)
Other comprehensive (loss) for the period, net of income tax		(28,056,310)	(5,552,131)

Total comprehensive profit/(loss) for the period		1,117,685,435	(31,858,887)

Profit/(Loss) for the period attributable to:
Members of European Lithium Limited		1,152,202,548	(19,381,979)
Non-controlling interests		(6,460,803)	(6,924,777)
		1,145,741,745	(26,306,756)

Total comprehensive profit/(loss) for the period attributable to:
Members of European Lithium Limited		1,123,783,750	(31,277,553)
Non-controlling interests		(6,098,315)	(581,334)
		1,117,685,435	(31,858,887)

Profit/(loss) per share for the period
Basic profit/(loss) per share (cents per share)	22	74.50	(1.87)
Diluted profit/(loss) per share (cents per share)	22	54.38	(1.87)

The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income is to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 2

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2025 AND 2024

	Note	31 December 2025 A$	30 June 2025 A$
ASSETS
Current Assets
Cash and cash equivalents	6	85,059,162	20,021,463
Term deposit carried at amortised cost	6	113,340,481	-
Trade and other receivables		259,467	252,237
Prepaid expenses		54,127	1,562,246
Indemnification asset	13	1,714,192	1,714,192
Short-term loan receivable	7	4,651,988	-
Convertible note		273,038	-
Total Current Assets		205,352,455	23,550,138

Non-Current Assets
Property, plant and equipment		1,981	5,365
Deferred exploration and evaluation expenditure	8	-	60,610,945
Investment in associates	9	1,135,381,772	1,008,716
Restricted cash and other deposits		50,000	23,661,204
Investment in joint venture	10	-	174,801,266
Financial assets at fair value through profit or loss	11	15,994,243	5,721,395
Right of use asset		12,904	60,919
Long term loan receivable	12	1,125,089	-
Total Non-Current Assets		1,152,565,989	265,869,810
TOTAL ASSETS		1,357,918,444	289,419,948

LIABILITIES
Current Liabilities
Trade and other payables	13	2,575,857	27,797,760
Provisions	14	6,762,741	41,901
Lease liability		17,233	46,637
Short-term loan payable	15	-	1,901,697
Warrants liability	16	-	62,452,403
Total Current Liabilities		9,355,831	92,240,398

Non-Current Liabilities
Offtake prepayment	17	-	22,893,600
Lease liability		1,474	21,685
Deferred tax liability	5	39,959,803	-
Total Non-Current Liabilities		39,961,277	22,915,285

TOTAL LIABILITIES		49,317,108	115,155,683

NET ASSETS /(LIABILITIES)		1,308,601,336	174,264,265

EQUITY
Issued capital	18	101,514,533	153,136,087
Reserves	19	(2,430,442)	259,198,892
Accumulated losses		1,209,517,245	(292,793,642)
Non-controlling interest		-	54,722,928

TOTAL EQUITY/(DEFICIENCY)		1,308,601,336	174,264,265

The above Condensed Consolidated Statement of Financial Position is to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 3

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF YEAR ENDED 31 DECEMBER 2025 AND 2024

	Issued Capital A$	Accumulated losses A$	Share-based Payments Reserve A$	Foreign Currency Translation Reserve A$	Nasdaq Listing Reserve A$	Sub-total A$	Non- Controlling Interests A$	Total Equity A$
At 1 July 2024	151,356,087	(221,301,205)	16,850,958	927,195	68,406,502	16,239,537	(7,794,839)	8,444,698
Loss for the period	-	(19,381,979)	-	-	-	(19,381,979)	(6,924,777)	(26,306,756)
Foreign currency exchange differences arising on translation from functional currency to presentation currency	-	-	-	(11,895,574)	-	(11,895,574)	6,343,443	(5,552,131)
Total comprehensive loss for the period	-	(19,381,979)	-	(11,895,574)	-	(31,277,553)	(581,334)	(31,858,887)

Issue of shares – placement	2,000,000	-	-	-	-	2,000,000	-	2,000,000
Issue of listed options to advisor	(100,000)	-	100,000	-	-	-	-	-
CRML - Movement during the period
- Issue of CRML shares for TM1 acquisition	-	-	12,257,126	-	-	12,257,126	1,379,751	13,636,877
- Issue of shares for Tanbreez acquisition and other issue of shares	-	-	113,887,259	-	-	113,887,259	31,943,940	145,831,199
- Issue of shares and RSUs by subsidiary	-	-	22,316,706	-	-	22,316,706	7,098,484	29,415,190
Options issued to Directors	-	-	49,418	-	-	49,418	-	49,418
Share issue costs	(120,000)	-	-	-	-	(120,000)	-	(120,000)
At 31 December 2024	153,136,087	(240,683,184)	165,461,467	(10,968,379)	68,406,502	135,352,493	32,046,002	167,398,495

The above Condensed Consolidated Statement of Changes in Equity is to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 4

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF YEAR ENDED 31 DECEMBER 2025 AND 2024

	Issued Capital A$	Accumulated losses A$	Share-based Payments Reserve A$	Foreign Currency Translation Reserve A$	Nasdaq Listing Reserve A$	Sub-total A$	Non- Controlling Interests A$	Total Equity A$
At 1 July 2025	153,136,087	(292,793,642)	188,131,583	2,660,807	68,406,502	119,541,337	54,722,928	174,264,265
Profit/(Loss) for the period	-	1,152,202,548	-	-	-	1,152,202,548	(6,460,803)	1,145,741,745
Foreign currency exchange differences arising on translation from functional currency to presentation currency, net of tax	-	-	-	(28,418,798)	-	(28,418,798)	362,488	(28,056,310)
Total comprehensive loss for the period	-	1,152,202,548	-	(28,418,798)	-	1,123,783,750	(6,098,315)	1,117,685,435

Issue of shares – consultant	183,180	-	-	-	-	183,180	-	183,180
Issue of shares – exercise of options	17,800,022	-	-	-	-	17,800,022	-	17,800,022
Share buy-back	(4,431,075)	-	-	-	-	(4,431,075)	-	(4,431,075)
Issue of listed options – August 2025	-	-	89,316	-	-	89,316	-	89,316
Issue of unlisted options – December 2025	-	-	9,301	-	-	9,301	-	9,301
Issue of listed options to advisor	-	-	2,248,500	-	-	2,248,500	-	2,248,500
CRML - Movement during the period
- Issue of shares for PIPE	-	-	(74,661)	-	-	(74,661)	5,672,936	5,598,275
- Vesting of RSU’s	-	-	(1,775,281)	-	-	(1,775,281)	1,775,281	-
- Issue of shares for exercise of warrants	-	-	16,808,435	-	-	16,808,435	16,436,723	33,245,158
- Off market transfer of CRML shares	-	-	31,911,696	-	-	31,911,696	5,022,509	36,934,205
Performance rights issued to Directors	-	-	2,402,266	-	-	2,402,266	-	2,402,266
Performance rights issued to consultants	-	-	104,550	-	-	104,550	-	104,550
Deconsolidation of CRML	(65,173,681)	350,108,339	(216,528,156)	-	(68,406,502)	-	(77,532,062)	(77,532,062)
Share issue costs	-	-	-	-	-	-	-	-
At 31 December 2025	101,514,533	1,209,517,245	23,327,549	(25,757,991)	-	1,308,601,336	-	1,308,601,336

The above Condensed Consolidated Statement of Changes in Equity is to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 5

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 31 DECEMBER 2025 AND 2024

	Note	31 December 2025 A$	31 December 2024 A$
Cash flows from operating activities
Payments to suppliers and employees		(11,432,859)	(5,287,715)
Interest received		486,601	20,477
Grant proceeds		-	148,672
Net cash (used in) operating activities		(10,946,258)	(5,118,566)

Cash flows from investing activities
Payments for exploration and evaluation		(943,042)	(1,277,381)
Purchase of property, plant and equipment		(1,401)	(1,784)
Investment in financial assets		(9,634,133)	(592,808)
Convertible note		(273,038)	-
Proceeds from sale of investments	23	192,440,216	150,000
Investment in joint venture		(4,724,373)	(1,076,937)
Cash acquired on acquisition of subsidiary		-	883
Cash balance on deconsolidation of subsidiary	23	(50,229,091)	-
Transaction costs with sale of CRML shares		(4,699,879)	-
Transaction costs for CRML convertible note transaction		(16,055,107)	-
Costs associated with Obeikan Investment Group		-	(257,345)
Net cash provided by / (used in) investing activities		105,880,152	(3,055,372)

Cash flows from financing activities
Proceeds from exercise of options		36,823,147	1,063,118
Proceeds from the issue of shares		53,583,250	2,000,000
Convertible note		-	(350,000)
Transaction costs related to issue of equity		(3,226,477)	(120,000)
Advancement of short-term loan facility		(2,200,000)	-
Repayment of short-term loan facility		3,780,988	2,370,986
Proceeds from issue of new options	19	98,617	-
Loan financing costs		(490,148)	-
Share buy-back		(4,431,075)	-
New options funds to be reimbursed	13	20,152	-
Repayment of lease liabilities		(10,893)	(25,579)
Reclassification of cash to term deposit carried at amortised cost	6	(113,340,481)	-
Net cash provided by financing activities		(29,392,920)	4,938,525

Net increase / (decrease) in cash and cash equivalents		65,540,974	(3,235,413)
Cash and cash equivalents at beginning of the period		20,021,463	5,778,638
Effects on exchange rate fluctuations on cash held		(503,275)	(29,288)
Cash and cash equivalents at end of period	6	85,059,162	2,513,937

The above Condensed Consolidated Statement of Cash Flows is to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 6

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of compliance

These interim condensed consolidated financial statements are general purpose financial statements prepared in accordance with the requirements of IAS 34 Interim Financial Reporting.

The Directors have assessed the Group’s ability to continue as a going concern for 12 months from the date of this report and consider it appropriate to adopt the going concern basis of accounting in preparing the half year financial statements.

The condensed consolidated financial report does not include full disclosures of the type normally included in an annual financial report. Therefore, it cannot be expected to provide as full an understanding of the financial performance, financial position and cash flows of the Group as in the full financial report.

It is recommended that this interim financial report be read in conjunction with the annual financial report for the year ended 30 June 2025 and 2024 and any public announcements made by European Lithium Limited and its subsidiaries during the half-year.

Basis of preparation

The condensed consolidated financial statements have been prepared on a historical cost basis, except for the revaluation of certain financial instruments to fair value. Cost is based on the fair value of the consideration given in exchange for assets. The company is domiciled in Australia and all amounts are presented in Australian dollars, unless otherwise noted.

For the purpose of preparing the interim financial report, the half-year has been treated as a discrete reporting period.

Adoption of new and revised standards

Standards and Interpretations applicable to 31 December 2025

In the half-year ended 31 December 2025, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IASB that are relevant to the Company and effective for the interim reporting periods beginning on or after 1 July 2025. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 July 2025 with no material impact on the amounts or disclosures included in the financial report.

Accounting policies and methods of computation

The accounting policies and methods of computation adopted are consistent with those of the previous financial year and corresponding half-year with the exception of the below. These accounting policies are consistent with International Financial Reporting Standards as issued by the IASB.

Accounting policy Cash, cash equivalents and term deposits carried at amortised costs

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Term deposits carried at amortised cost in the statement of financial position comprise long-term deposits with a maturity of more than three months.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and Term deposits carried at amortised cost as defined above.

Significant accounting judgments and key estimates

The preparation of the interim financial report requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial report for the year ended 30 June 2025.

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 7

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SEGMENT REPORTING

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Group the CODM are the executive management team and all information reported to the CODM is based on the consolidated results of the Group as one operating segment, as the Group’s activities relate to mineral exploration.

As at 31 December 2025, the Group has only one reportable segment and the results are the same as the Group results.

3.	OTHER INCOME

	Six months ended 31 December 2025 A$	Six months ended 31 December 2024 A$
Bank interest revenue	486,601	416,367
Interest on long term loan (note 12)	25,089	96,603
Interest on short term loan (note 7)	27,616	-
Interest on convertible note	-	11,411
Other income	138	171,114
Realised gain on sale of listed shares (note 11)	6,515	-
Grant proceeds	-	148,672
	545,959	844,167

4.	EXPENSES

	Six months ended 31 December 2025 A$	Six months ended 31 December 2024 A$
Consulting Fees
Taxation advisors	(284,010)	(363,662)
Company secretarial advisors	(30,500)	(30,000)
Accounting fees	(189,687)	(125,091)
Corporate advisory fees	(6,793,130)	(15,000)
General	(220,400)	(163,676)
CRML consultants	-	(1,470,910)
	(7,517,727)	(2,168,339)

5.	INCOME TAX

The Group calculates the period income tax expense using the best estimate of the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim condensed consolidated statement of profit or loss are:

	Six months ended 31 December 2025 A$	Six months ended 31 December 2024 A$
Consolidated profit or loss
Current income tax expense (note 14)	6,762,741	-
Deferred income tax expense relating to origination and reversal of temporary differences	40,929,582	-
Income tax expense reported in the statement of profit or loss	47,692,323	-

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 8

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended 31 December 2025 A$	Six months ended 31 December 2024 A$
Deferred tax related to items recognised in OCI during the year
Exchange differences on translation of foreign operations	(969,779)	-
	(969,779)	-

The deferred tax liability balance of $39,959,803 arises in relation to EUR’s equity accounted investment in CRML. As a result of the deconsolidation of CRML the accounting carrying value was remeasured to fair value whilst the tax base was not remeasured. This gave rise to recognition of a temporary difference and consequent deferred tax liability.

6.	CASH, CASH EQUIVALENTS AND TERM DEPOSITS CARRIED AT AMORTISED COST

	31 December 2025 A$	30 June 2025 A$
Cash at bank and in hand	85,059,162	20,021,463
Total cash and cash equivalents	85,059,162	20,021,463
Term deposit carried at amortised cost – current (a)	113,340,481	-
Total term deposits carried at amortised cost	113,340,481	-
	198,399,643	20,021,463

(a)	On 27 October 2025, the Company placed US$74,000,000 (A$113,340,481) in a term deposit which matures on 24 February 2026. The term deposit is classified as a current investment – term deposit carried at amortised cost given it had a maturity of 3 months or more from the date of placing the funds on deposit.

7.	SHORT TERM LOAN

	31 December 2025 A$	30 June 2025 A$
Short term loan – CRML (i)	3,524,372	-
Short term loan – Moab Minerals Ltd (ii)	1,127,616	-
	4,651,988	-

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Balance at beginning of period	-	2,274,383
Drawdown of loan (net)	4,624,372	-
Repayment of loan	-	(2,370,986)
Accrued interest (note 3)	27,616	96,603
Balance at end of period	4,651,988	-

(i)	During the year the Company advanced funds to CRML to cover certain operational expenses. As at 31 December 2025, a total of $3,524,372 is due from CRML. The funds advanced are repayable on demand.

(ii)	On 10 July 2025, the Company entered into a loan agreement with Moab Minerals Limited (ASX: MOM) for $500,000. The loan is unsecured and accrues interest at 10% per annum and is repayable on 11 July 2026. On 8 December 2025, the Company entered into a second loan with MOM for $600,000. The loan is unsecured and accrues interest at 10% per annum and is repayable on 4 December 2026. As at 31 December 2025, the balance owing from MOM was $1,127,616.

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 9

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Balance at beginning of period	60,610,945	53,239,237
Expenditure incurred	885,594	1,877,163
Acquisition of tenements	-	13,632,279
Impairment of exploration expenditure	(273,472)	(14,496,678)
Deconsolidation of CRML (note 22)	(61,223,067)	-
Foreign exchange movement	-	6,358,944
Balance at end of period	-	60,610,945

The recoupment of costs carried forward in relation to areas of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective areas.

During the half year ended 31 December 2025, the Company recognised impairment losses in respect of capitalised exploration and evaluation of $273,472 (year to 30 June 2025: $14,496,678). The impairment made during the period was recognised in respect to expenses incurred at the Leinster Lithium Project.

9.	INVESTMENT IN ASSOCIATES

	31 December 2025 A$	30 June 2025 A$
Investment in associates	1,135,381,772	1,008,716

a)	Investment details

	31 December 2025%	30 June 2025%
Percentage held at reporting date – EV Resources (i)	-	20.00
Percentage held at reporting date – John Wally (ii)	50.00	50.00
Percentage held at reporting date – Critical Metals Corp (iii)	43.66	-
Percentage held at reporting date – Tanbreez Mining Greenland A/S (iv)	7.50	7.50

(i)	On 11 May 2021, the Company announced that it had entered into a Collaboration Agreement with EV Resources Limited (formerly Jadar Resources Limited) (ASX: EVR) (EVR) and an agreement to acquire a 20% interest in Jadar’s Austrian Lithium assets from their JV partner (Jadar Acquisition). EVR holds an 80% interest in the Austrian incorporated subsidiary EV Resources GmbH (previously Jadar Lithium GmbH), the holder of the Weinebene and Eastern Alps Projects which lies 20km to the east of the Company’s Wolfsberg Project. On 29 February 2024 in accordance with the terms of the merger Transaction, the 20% interest in EV Resources GmbH was transferred from the Company to CRML. During the period the Company no longer equity accounts for EVR in line with the deconsolidation of CRML.

(ii)	The Company holds a 50% interest in the Australian incorporated entity John Wally Resources Pty Ltd (John Wally). This investment is equity accounted given the significant influence the Company has on John Wally through Mr Sage’s role on the board and the interchange of management personnel.

(iii)	On 11 October 2025, the Company has no power to govern the financial and operating policies of CRML due to loss of majority control. Accordingly, the Company’s investment was reclassified to an investment accounted for using the equity method on that date (note 22).

(iv)	As a result of CRML owning 42.005% in the Tanbreez Project at 31 December 2025, and the loss of majority control in CRML during the period, the Company’s investment in Tanbreez Mining Greenland A/S was reclassified to an investment accounted for using the equity method.

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 10

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

b)	Movement in the carrying amount of the investment in associates

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Balance at beginning of period	1,008,716	806,148
Cash investment	57,449	186,092
Reclassification from Investment in joint venture	10,186,486	-
Share of net losses recognised during the year	(74,253,802)	7,230
Deconsolidation of CRML (EV Resources GmbH)	(534,288)	-
Fair value of retained interest upon deconsolidation of CRML (note 22)	1,285,811,656	-
Sale of 3,030,303 shares in CRML (post deconsolidation)	(76,781,999)	-
Net gain on disposal and deemed disposals of CRML shares	16,825,850	-
Foreign exchange	(26,938,296)	9,246
Balance at end of period	1,135,381,772	1,008,716

c)	Summarised financial information

Critical Metals Corp

	31 December 2025 A$	30 June 2025 A$
Current assets	121,151,488	12,680,191
Non-current assets	278,818,375	249,409,191
Current liabilities	(162,215,775)	(98,877,584)
Non-current liabilities	(22,456,825)	(22,915,285)
Equity	215,297,262	140,296,514
Group’s carrying amount of the investment	1,124,664,159	-

CRML has no capital commitments or bank guarantees on issue as at 31 December 2025.

CRML has the following contingent liabilities as at 31 December 2025:

■	On 5 June 2024, the Company entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA). As at 31 December 2024, the CRML Group had completed the Initial Investment and Stage 1 interest and held an interest of 42.0% interest in Tanbreez. In addition, CRML's controlling entity European Lithium Limited holds a 7.5% interest in Tanbreez and consequently held a 49.5% interest in Tanbreez as at 31 December 2024. The stage 2 interest to acquire the 50.50% equity interest in Tanbreez is subject to CRML expending a minimum of US$10 million on the permit with 2 years from execution of the HOA.

■	On 6 June 2025, the Company entered into an advisor agreement with Skylong Assets Limited (Skylong). Under the terms of the agreement, Skylong are entitled to be issued 1,000,000 ordinary shares in the Company upon the consummation of project financing in respect to the execution of definitive documents to fund any portion of the Obeikan JV (Milestone 1 Advisory Shares) and will be issued a further 1,000,000 ordinary shares in the Company upon the occurrence of commercial production and the first sale and export of lithium hydroxide concentrate by the Obeikan JV (Milestone 2 Advisory Shares). Upon the achievement of Milestone 1 Advisory Shares, Skylong will also be entitled to receive 1,000,000 warrants which are exercisable at $11.50 each on or before 3 years following the date of issue.

■	On 31 May 2025, the Company entered into a consulting agreement with Director Mike Ryan. Under the terms of the agreement, Michael Ryan is entitled to a payment of 3% of the value of the aware capped at $250,000 for the aware of a defence appropriations program related grant on or before 30 June 2027 (Milestone A), a payment of $250,000 upon the execution of a formal agreement of a suitably substantive and strategic nature on or before 30 June 2027 (Milestone B) and a net production royalty to be calculated at 2% of the Company’s first 12 months of net revenue derived specifically from an individual offtake agreement, with the percentage to drop to 1% of the second 12 months net revenue derived specifically from the same offtake agreement in relation to the Tanbreez Project on or before 30 June 2027.

■	The Company has provided bank guarantees to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg project.

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 11

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Revenue and other income	849,635	855,645
Depreciation	(9,359)	(17,169)
(Loss) before tax	(180,122,365)	(79,168,851)
Income tax expense	-	-
(Loss) for the period	(180,122,365)	(79,168,851)
Total comprehensive (loss) for the period	(180,122,365)	(79,168,851)
Group’s share of (loss) for the period	(78,641,425)	-

d)	Impairment assessment

The carrying amount of the investments in associates was assessed for impairment at 31 December 2025. As at 31 December 2025, the fair value of the shares held by EUR in CRML was $550,761,132 based on the CRML share price at this date. Subsequent to the year end on 23 January 2026, the CRML share price increased to US$20.74 per share, resulting in the fair value of the shared held by EUR in CRML being $1,645,934,566 as at this date. EUR’s directors and management have assessed that because CRML is not experiencing financial difficultly, CRML’s exploration and evaluation projects and investment in the Tanbreez project is progressing favorably, and CRML’s share price experiences significant volatility and the fall in CRML’s share price at 31 December 2025 reversed in January 2026, it is not appropriate to impair EUR’s investment in CRML at 31 December 2025.

10.	INVESTMENT IN JOINT VENTURE

	31 December 2025 A$	30 June 2025 A$
Shares in Tanbreez Mining Greenland A/S	-	174,801,266
Investment in joint venture accounted for using the equity method	-	174,801,266

a)	Movements in the carrying amount of the investment in joint venture

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Balance at beginning of year	174,801,266	17,681,136
Purchase of shares in Tanbreez Mining Greenland A/S	-	147,816,344
Cash investments	6,074,372	3,144,054
Invoices paid by CRML on behalf of JV	-	4,951,794
Share of profits recognised during the year	-	1,084,608
Foreign exchange	-	123,330
Deconsolidation of CRML (note 22)	(170,689,152)	-
Reclassification to investment in associate (note 9)	(10,186,486)	-
Financial assets at fair value through profit or loss at end of period	-	174,801,266

11.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	31 December 2025 A$	30 June 2025 A$
Shares in Iron Bear Resources Limited (ASX: IBR)	2,952,314	5,464,729
Shares in CuFe Limited (ASX: CUF)	8,913,696	90,000
Shares in Moab Minerals Limited (ASX: MOM)	1,074,293	166,666
Shares in Pan African Niger Limited	3,053,940	-
Financial assets at fair value through profit or loss at end of period	15,994,243	5,721,395

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 12

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Balance at beginning of period	5,721,395	1,390,256
Purchase of listed investments	6,580,192	1,092,808
Sale of listed investments	(2,670,666)	(377,218)
Participation in capital raising – Pan African Niger Limited	3,053,940	-
Gain in fair value from revaluation of unlisted investments	3,302,867	3,254,138
Realised gain on sale of listed investments	6,515	-
Conversion of convertible note into equity	-	361,411
Financial assets at fair value through profit or loss at end of year	15,994,243	5,721,395

12.	LONG TERM LOAN

	31 December 2025 A$	30 June 2025 A$
Long term loan – Tanbreez Mining Greenland A/S (i)	1,125,089	-
	1,125,089	-

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Balance at beginning of period	-	-
Drawdown of loan	1,100,000	-
Accrued interest (note 3)	25,089	-
Balance at end of period	1,125,089	-

(i)	On 11 September 2025, the Company entered into a loan agreement with Tanbreez Mining Greenland A/S for $1,100,000. The loan is secured and accrues interest at 7.5% per annum and is repayable on 11 September 2030.

13.	TRADE AND OTHER PAYABLES

	31 December 2025 A$	30 June 2025 A$
Trade payables	255,320	4,484,499
Other payables	45,535	47,651
Accruals	282,918	15,044,885
Application funds received for new options to be refunded	20,152	-
Short term debt payable (i)	1,971,932	-
Excise tax payable	-	2,253,962
GEM commitment Fee Put Amount payable	-	5,966,763
	2,575,857	27,797,760

(i)	During the period, debts held by European Lithium Ukraine LLC were converted from a short-term loan. The payables are interest free and have repayment dates ranging from June 2026 through to August 2026. As part of the European Lithium Ukraine Acquisition, Millstone provided the Company with an indemnity against the fair value of the take on balances of European Lithium Ukraine, including the short term loans payable with a value of $1,714,192 which has been accounted for as an indemnity asset in accordance with the Group’s accounting policies.

14.	PROVISIONS

	31 December 2025 A$	30 June 2025 A$
Employee entitlements	-	16,001
Interest and penalties on taxes	-	25,900
Provision for income tax payable on sale of CRML shares (note 5)	6,762,741	-
	6,762,741	41,901

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 13

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	SHORT TERM LOAN

	31 December 2025 A$	30 June 2025 A$
Loan with external parties	-	1,901,697
	-	1,901,697

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Balance at beginning of period	1,901,697	1,886,948
Acquisition European Lithium Ukraine	-	-
Drawdown on loans	106,521	124,567
Loan discounting	21,304	(22,079)
Interest on loans	11,443	(312)
Foreign exchange	(69,033)	(87,427)
Conversion of loans into short term debt (note 13)	(1,971,932)	-
Balance at end of period	-	1,901,697

16.	WARRANTS LIABILITY

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Balance at beginning of year	62,452,403	56,755,581
Issue of unlisted warrants by CRML	-	4,738,354
Gain/(loss) on fair value of warrants	-	(76,534)
Deconsolidation of CRML (note 22)	(62,452,403)	-
Foreign exchange	-	1,035,002
Balance at end of year	-	62,452,403

17.	OFFTAKE PREPAYMENT

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Bank guarantee issued against offtake prepayment	-	22,893,600
	-	22,893,600

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Balance at beginning of year	22,893,600	22,483,950
Deconsolidation of CRML (note 22)	(22,893,600)	-
Foreign exchange	-	409,650
Balance at end of year	-	22,893,600

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 14

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.	ISSUED CAPITAL

a)	Ordinary shares

	Six months to 31 December 2025		Year to 30 June 2025
	No of Shares	A$	No of Shares	A$
Total issued capital	1,445,181,464	153,136,087	1,398,122,640	151,356,087
Share buyback	-	(4,431,075)	-	-
Issue of shares – Placement	-	-	47,058,824	2,000,000
Issue of shares – Supplier	1,325,687	183,180	-	-
Issue of shares – Exercise of unlisted options – cash	220,344,611	17,800,022	-	-
Conversion of performance rights – Directors (note 20(b))	45,000,000	-	-	-
Conversion of performance rights – Consultants	5,000,000	-	-	-
Deconsolidation of CRML	-	(65,173,681)	-	-
Capital raising costs – options issued to corporate advisor	-	-	-	(100,000)
Capital raising costs – cash	-	-	-	(120,000)
Balance at end of period	1,716,851,762	101,514,533	1,445,181,464	153,136,087

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held. Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

Dividends

No dividends were paid, declared or recommended for payment during the half year ended 31 December 2025.

b)	Options and Performance Rights

At 31 December 2025, the unissued ordinary shares of the Company under option and performance rights are as follows:

Options

Date of Expiry	Status	Exercise Price	Number
30/04/2027	Listed	10.0 cents	260,554,324
26/06/2026	Unlisted	12.0 cents	4,000,000
31/12/2026	Unlisted	8.0 cents	4,650,282
			269,204,606

Performance Rights

Date of Expiry	Status	Exercise Price	Number
31/12/2026	Unlisted	0.00 cents	45,000,000
31/12/2027	Unlisted	0.00 cents	90,000,000
31/12/2028	Unlisted	0.00 cents	90,000,000
31/12/2029	Unlisted	0.00 cents	45,000,000
25/11/2028	Unlisted	0.00 cents	30,000,000
			300,000,000

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 15

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.	RESERVES

	31 December 2025 A$	30 June 2025 A$
Share-based payment reserve	23,327,549	188,131,583
Foreign currency translation reserve	(25,757,991)	2,660,807
NASDAQ listing reserve	-	68,406,502
	(2,430,442)	259,198,892

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Share-based payments reserve
Balance at beginning of period	188,131,583	16,850,958
Listed Options
Issue of listed options ($0.10 each expiring 30 April 2027)	-	356,837
Issue of listed options ($0.08 each expiring 14 November 2025)	98,617	100,000
Issue of listed options to corporate advisors	2,248,500	-
Performance Rights
Issue of performance rights – Directors (note 20)	2,402,266	70,050
Issue of performance rights – Consultant (note 20)	104,550	-
CRML Issues
Issue of CRML shares for TM1 acquisition	-	12,339,524
Issue of shares for Tanbreez acquisition	-	135,582,284
Other issue of shares and RSU’s by CRML	46,870,189	22,831,930
Deconsolidation of CRML	(216,528,156)	-
Balance at end of period	23,327,549	188,131,583

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Foreign currency translation reserve
Balance at beginning of period	2,660,807	927,195
Foreign currency exchange differences arising on translation of foreign operations	(28,418,798)	1,733,612
Balance at end of period	(25,757,991)	2,660,807

	Six months to 31 December 2025 A$	Year to 30 June 2025 A$
Nasdaq listing reserve
Balance at beginning of period	68,406,502	68,406,502
Deconsolidation of CRML	(68,406,502)	-
Balance at end of period	-	68,406,502

20.	SHARE-BASED PAYMENTS

	31 December 2025 A$	31 December 2024 A$
Director Performance Rights (a)	795,766	49,418
Director Performance Rights (b)	1,606,500	-
Consultants Performance Rights (c)	104,550	-
Issue of 35,000,000 listed options to consultants (d)	770,000	-
Issue of 40,000,000 listed options to consultants (d)	960,000	-
Issue of 6,100,000 listed options to consultants (d)	518,500	-
CRML share based payments	-	27,120,846
	4,755,316	27,170,264

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 16

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a)	Performance Rights to Directors

On 3 December 2025, the Company issued performance rights to Okewood Pty Ltd (a related party of Tony Sage) (120,000,000), Pixsell Pty Ltd ATFT Pixsell Unit Trust (a company in which Malcolm Day is a Director) (90,000,000), Michael Carter (30,000,000) and Mykhailo Zhernov (30,000,000) (Performance Rights) in consideration for Director services following receipt of shareholder approval at the AGM held on 26 November 2025. The Performance Rights vest as follows:

■	Tranche A - 45,000,000 vest upon the Company’s volume weighted average price of shares (VWAP) exceeding $0.50 for 20 consecutive trading days

■	Tranche B - 45,000,000 vest upon the Company’s VWAP exceeding $0.60 for 20 consecutive trading days

■	Tranche C - 45,000,000 vest upon the Company’s VWAP exceeding $0.70 for 20 consecutive trading days

■	Tranche D - 45,000,000 vest upon the Company’s VWAP exceeding $0.80 for 20 consecutive trading days

■	Tranche E - 45,000,000 vest upon the Company’s VWAP exceeding $0.90 for 20 consecutive trading days

■	Tranche F - 45,000,000 vest upon the Company’s VWAP exceeding $1.00 for 20 consecutive trading days

An external valuation of the Performance Rights was obtained for which a prorated amount of $795,766 has been included in the accounts at 31 December 2025 to reflect the rendering of services in the year ended 31 December 2025.

	Number of Performance Rights	Grant date	Expiry Date	Fair value at grant date $ per right	Vesting conditions
Antony Sage	20,000,000	26 November 2025	31 December 2026	$0.0571	Tranche A
	20,000,000	26 November 2025	31 December 2027	$0.0734	Tranche B
	20,000,000	26 November 2025	31 December 2027	$0.0628	Tranche C
	20,000,000	26 November 2025	31 December 2028	$0.0746	Tranche D
	20,000,000	26 November 2025	31 December 2028	$0.0677	Tranche E
	20,000,000	26 November 2025	31 December 2029	$0.0838	Tranche F
Malcolm Day	15,000,000	26 November 2025	31 December 2026	$0.0571	Tranche A
	15,000,000	26 November 2025	31 December 2027	$0.0734	Tranche B
	15,000,000	26 November 2025	31 December 2027	$0.0628	Tranche C
	15,000,000	26 November 2025	31 December 2028	$0.0746	Tranche D
	15,000,000	26 November 2025	31 December 2028	$0.0677	Tranche E
	15,000,000	26 November 2025	31 December 2029	$0.0838	Tranche F
Michael Carter	5,000,000	26 November 2025	31 December 2026	$0.0571	Tranche A
	5,000,000	26 November 2025	31 December 2027	$0.0734	Tranche B
	5,000,000	26 November 2025	31 December 2027	$0.0628	Tranche C
	5,000,000	26 November 2025	31 December 2028	$0.0746	Tranche D
	5,000,000	26 November 2025	31 December 2028	$0.0677	Tranche E
	5,000,000	26 November 2025	31 December 2029	$0.0838	Tranche F
Mykhailo Zhernov	5,000,000	26 November 2025	31 December 2026	$0.0571	Tranche A
	5,000,000	26 November 2025	31 December 2027	$0.0734	Tranche B
	5,000,000	26 November 2025	31 December 2027	$0.0628	Tranche C
	5,000,000	26 November 2025	31 December 2028	$0.0746	Tranche D
	5,000,000	26 November 2025	31 December 2028	$0.0677	Tranche E
	5,000,000	26 November 2025	31 December 2029	$0.0838	Tranche F

The fair value of the performance rights was determined using the Monte Carlo Simulation Methodology (MCSM), taking into account the terms and conditions upon which the performance rights were granted. The following table lists the input to the model for the performance rights:

	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Tranche F
Dividend yield (%)	Nil	Nil	Nil	Nil	Nil	Nil
Expected volatility (%)	90%	80%	80%	75%	75%	75%
Risk free interest rate (%)	3.748%	3.824%	3.824%	3.899%	3.899%	3.984%
Exercise price ($)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Marketability discount (%)	Nil	Nil	Nil	Nil	Nil	Nil
Expected life of options (years)	1.10 years	2.10 years	2.10 years	3.10 years	3.10 years	4.10 years
Share price at grant date ($)	$0.17	$0.17	$0.17	$0.17	$0.17	$0.17
Value per option ($)	$0.0571	$0.0734	$0.0628	$0.0746	$0.0677	$0.0838

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 17

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

b)	Performance Rights to Directors

On 6 August 2025, the Company issued performance rights to Okewood Pty Ltd (a related party of Tony Sage) (20,000,000), Pixsell Pty Ltd ATFT Pixsell Unit Trust (a company in which Malcolm Day is a Director) (15,000,000), Michael Carter (5,000,000) and Mykhailo Zhernov (5,000,000) (Performance Rights) in consideration for Director services following receipt of shareholder approval at the GM held on 4 August 2025. The Performance Rights vest upon the Company’s market capitalisation exceeding $200m for 5 consecutive trading days (based on the volume average weighted price of shares for each trading day during that period. An external valuation of the Performance Rights was obtained for which a prorated amount of $1,606,500 has been included in the accounts at 31 December 2025 to reflect the rendering of services in the year ended 31 December 2025.

	Number of Performance Rights	Grant date	Expiry Date	Fair value at grant date $ per right	Vesting conditions
Antony Sage	20,000,000	4 August 2025	31 March 2026	$0.0357	Tranche A
Malcolm Day	15,000,000	4 August 2025	31 March 2026	$0.0357	Tranche A
Michael Carter	5,000,000	4 August 2025	31 March 2026	$0.0357	Tranche A
Mykhailo Zhernov	5,000,000	4 August 2025	31 March 2026	$0.0357	Tranche A

The fair value of the performance rights was determined using the Monte Carlo Simulation Methodology (MCSM), taking into account the terms and conditions upon which the performance rights were granted. The following table lists the input to the model for the performance rights:

	Antony Sage	Malcolm Day	Michael Carter	Mykhailo Zhernov
	Tranche A	Tranche A	Tranche A	Tranche A
Dividend yield (%)	Nil	Nil	Nil	Nil
Expected volatility (%)	90%	90%	90%	90%
Risk free interest rate (%)	3.523%	3.523%	3.523%	3.523%
Exercise price ($)	$0.00	$0.00	$0.00	$0.00
Marketability discount (%)	Nil	Nil	Nil	Nil
Expected life of options (years)	0.66 years	0.66 years	0.66 years	0.66 years
Share price at grant date ($)	$0.078	$0.078	$0.078	$0.078
Value per option ($)	$0.0357	$0.0357	$0.0357	$0.0357

The vesting condition was satisfied during the period and the Company issued 45,000,000 fully paid shares on 13 October 2025 upon the vesting of the performance rights.

c)	Performance Rights to Consultant

On 6 August 2025, the Company issued 35,000,000 performance rights to a consultant of the company for services provided. The Performance Rights vest as follows:

■	Tranche A - 5,000,000 vest upon the Company’s Share price being $0.10 or above for 2 consecutive trading days (based on the volume average weighted price of Shares for each trading day during that period) on or before 25 November 2026

■	Tranche B – 30,000,000 vest upon completion of a positive pre-feasibility study demonstrating a minimum net present value of at least A$250,000,000 (at 8%) with a minimum resource target of 20,000,000 tonnes of at least 1% lithium oxide on or before 25 November 2028.

An external valuation of the Performance Rights was obtained for which a prorated amount of $104,550 has been included in the accounts at 31 December 2025 to reflect the rendering of services in the year ended 31 December 2025 in respect to Tranche A. As at 31 December 2025, due to the uncertainty in achieving the milestone associated with Tranche B, no value has been recorded in the financial report.

	Number of Performance Rights	Grant date	Expiry Date	Fair value at grant date $ per right	Vesting conditions
Consultant	5,000,000	6 August 2025	25 November 2026	$0.0668	Tranche A
Consultant	30,000,000	6 August 2025	25 November 2028	N/A	Tranche B

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 18

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the performance rights was determined using the Monte Carlo Simulation Methodology (MCSM), taking into account the terms and conditions upon which the performance rights were granted. The following table lists the input to the model for the performance rights:

Tranche A
Dividend yield (%)	Nil
Expected volatility (%)	85%
Risk free interest rate (%)	3.429%
Exercise price ($)	$0.00
Marketability discount (%)	Nil
Expected life of options (years)	1.31 years
Share price at grant date ($)	$0.078
Value per option ($)	$0.0668

d)	Options to Consultant

On 19 August 2025, the Company issued 35,000,000 listed options which are exercisable at $0.08 each on or before 14 November 2025 to consultants of the Company. The listed options were valued at $0.022 per listed option being the last trading price before the date of issue.

On 19 August 2025, the Company issued 40,000,000 listed options which are exercisable at $0.10 each on or before 30 April 2027 to consultants of the Company. The listed options were valued at $0.024 per listed option being the last trading price before the date of issue.

On 19 November 2025, the Company issued 6,100,000 listed options which are exercisable at $0.10 each on or before 30 April 2027 to consultants of the Company. The listed options were valued at $0.085 per listed option being the last trading price before the date of issue.

21.	BASIC AND DILUTED PROFIT/(LOSS) PER SHARE

	Six months ended 31 December 2025 A$	Six months ended 31 December 2024 A$
Profit/(loss) used in the calculation of basic and dilutive loss per share	1,145,741,745	(26,306,756)

	Six months to 31 December 2025 Cents per share	Six months to 31 December 2024 Cents per share
Profit/(Loss) per share:
Basic profit/(loss) per share (cents per share)	74.50	(1.87)
Diluted profit/(loss) per share (cents per share)	54.38	(1.87)

	31 December 2025 Number	31 December 2024 Number
Weighted average number of shares:	1,537,880,695	1,403,749,239

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 19

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22.	DECONSOLIDATION OF CRML

On 11 October 2025, the Company no longer had the power to govern the financial and operating policies of CRML. Accordingly, the Company’s investment was deconsolidated and reclassified to an investment accounted for using the equity method on that date.

Details of net assets deconsolidated on loss of control	11 October 2025
A$
Fair value of CRML net assets/(liabilities)
Cash and cash equivalents	50,229,091
Trade and other receivables	73,096
Prepaid expenses	1,469,620
Property, plant and equipment	3,076
Deferred exploration and evaluation expenditure	61,223,067
Restricted cash and other deposits	23,611,204
Investment in joint venture	170,689,152
Investment in associate	534,289
Right of use asset	34,898
Trade and other payables	(34,197,233)
Provisions	(41,901)
Lease liability	(18,116)
Short term loan payable	(8,618,599)
Warrants liability	(62,452,403)
Offtake prepayment	(22,893,600)
Lease liability	(21,685)
179,623,956
Share of CRML net loss for the period to deconsolidation	(15,702,750)
CRML’s net assets/(liabilities) at date of deconsolidation	163,921,206

Gain on deconsolidation of subsidiary

11 October 2025
A$
Fair value of retained interest held in CRML at 11 October 2025 (i)	1,285,811,656
Less non-controlling interest share of net assets deconsolidated	(86,389,146)
Cash received for sale of 3,850,000 shares in CRML at the time of deconsolidation of CRML	76,080,505
Gain recognised on deconsolidation of subsidiary to members of the parent entity	1,275,503,015

(i)	The fair value of retained interest held in CRML at 11 October 2025, being the deconsolidation date, has been calculated based on the number of shares held in CRML as at this date (being 56,066,641) at CRML’s share price on this date (being US$14.98 per share) with the applicable foreign exchange rate applied.

Cashflow impact of deconsolidation

CRML had a cash balance of $50,229,091 as at 11 October 2025. As a result of the deconsolidation of CRML, the Company derecognized $50,229,091 in cash and cash equivalents in its Condensed Consolidated Statement of Financial Position. This impact is shown as an outflow of cash in Condensed Consolidated Statement of Cash Flows under the category Cash Flows from Investing Activities.

Non-cash investment activities impact of deconsolidation

During the period, EUR received cash proceeds of $192,440,216 from the sale of shares it held in CRML. This amount is shown as an inflow of cash in the Condensed Consolidated Statement of Cash Flows under the category Cash Flows from Investing Activities.

A$
Cash received for sale of 4,000,000 shares in CRML prior to deconsolidation	36,934,198
Cash received for sale of 3,850,000 shares in CRML at deconsolidation of CRML (note 26)	76,080,505
Sale of 3,030,303 shares in CRML (post deconsolidation) (note 8)	76,781,999
Foreign exchange	2,643,514
Cash received during the period resulting from the sale of CRML shares	192,440,216

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 20

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Reclassification of investment

The Company’s 43.66% equity interest in CRML was reclassified to an Investment in associated in the Condensed Consolidated Statement of Financial Position accounted for using the equity method on 11 October 2025 (note 9). The share of net losses of CRML included in the current period’s condensed consolidated statement of profit or loss and other comprehensive income is $74,253,802.

23.	RELATED PARTY TRANSACTIONS

During the period, the Company sold 10,880,303 shares it held in CRML to raise funds of $189,796,702.

On 10 July 2025, the Company entered into a loan agreement with Moab Minerals Limited (ASX: MOM) for $500,000. The loan is unsecured and accrues interest at 10% per annum and is repayable on 11 July 2026. On 8 December 2025, the Company entered into a second loan with MOM for $600,000. The loan is unsecured and accrues interest at 10% per annum and is repayable on 4 December 2026. During the period, the Company purchased 50,430,936 shares in MOM for a net consideration of $102k and participated in a placement undertaken by MOM for an amount of $141,000. Mr Malcolm Day is a director of MOM.

On 28 November 2025, the Company entered into a private equity subscription agreement with Pan African Niger Limited (PANL) for the issue of 25,420,682 shares for a total subscription price of US$2,000,000 (A$3,053,940). Mr Tony Sage has a shareholding in PANL.

During the period, the Company purchased 279,456,543 shares in CuFe Limited (ASX: CUF) for a net consideration of $6,208k and 4,000,000 options in CUF (ASX: CUFO) for a new consideration of $80k. Mr Tony Sage is Executive Chairman of CUF.

Up until the 21 October 2025 when Mr Tony Sage ceased being the Non-Executive Chairman of Iron Bear Resources Limited (formerly Cyclone Metals Ltd) (ASX: IBR), the Company sold 8,300,000 shares in CLE for a net consideration of $502k.

On 3 December 2025, the Company issued performance rights to Okewood Pty Ltd (a related party of Tony Sage) (120,000,000), Pixsell Pty Ltd ATFT Pixsell Unit Trust (a company in which Malcolm Day is a Director) (90,000,000), Michael Carter (30,000,000) and Mykhailo Zhernov (30,000,000) (Performance Rights) in consideration for Director services following receipt of shareholder approval at the AGM held on 26 November 2025. Refer to note 19 for details.

On 6 August 2025, the Company issued performance rights to Okewood Pty Ltd (a related party of Tony Sage) (20,000,000), Pixsell Pty Ltd ATFT Pixsell Unit Trust (a company in which Malcolm Day is a Director) (15,000,000), Michael Carter (5,000,000) and Mykhailo Zhernov (5,000,000) (Performance Rights) in consideration for Director services following receipt of shareholder approval at the GM held on 4 August 2025. Refer to note 19 for details.

During the period European Lithium Ukraine LLC extinguished loans with Finance Elite Company LLC. Of the amount extinguished, an amount of 53,326,281 UAH (A$1,871,832) was acquired by director Mykhailo Zhernov with this amount forming part of the balance under other payables (note 13). This balance is interest free with a repayment date of 2 July 2026 which can be extended by mutual agreement between the parties and forms part of the indemnification asset provided by Millstone as part of the acquisition of European Lithium Ukraine LLC (note 13).

During the period, European Lithium Ukraine LLC purchased and sold shares in JSC KIF Sirius, an investment fund controlled by director Mykhailo Zhernov, which resulted in a profit on the sale of shares of UAH 2,669,000 (A$93,686).

Related party transaction of CRML whilst it was a controlled entity:

On 5 June 2024, CRML entered into a heads of agreement (HOA) to acquire 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) from Rimbal Pty Ltd (Rimbal). On 23 July 2024, CRML issued 8,395,523 shares for the completion of stage 1 interest in Tanbreez. On 28 April 2025, CRML issued Rimbal an additional 5,000,000 shares at an issue price of US$1.37 per share equating to a deemed value of US$6,850,000. Given the ongoing relationship with Rimbal as its business joint venture partner in respect to Tanbreez, and noting the potential impact on CRML’s share trading price in the event Rimbal were to divest all or some of its shares issued to them, the Company expressed an interest in taking measures for Rimbal to source alternative financing solutions. Subsequently, Rimbal secured supplementary financing of US$5.2m via Red Dragon LLC under specific terms and conditions defined separately, which included pledging a certain portion of shared held by Rimbal. Separately, Okewood Pty Ltd, a related entity to Tony Sage, entered into an interest free loan arrangement with Rimbal for an amount of US$4.5m. An amount of $313,931 of certain costs associated with the financing with Red Dragon LLC have been paid by CRML.

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 21

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24.	CONTINGENT LIABILITIES

Following the deconsolidation of CRML on 11 October 2025, the Group’s contingent liabilities as at 31 December 2025 are set out below.

On 1 August 2022, the Company entered into an agreement with Wombat Resources Pty Ltd (Wombat) to purchase all of Wombat’s legal and beneficial interests in E47/4144 which includes a royalty of 1% from all revenue from the sale of any minerals mined from E47/4144 and 15% of any sale proceeds on the sale of E47/4144. On 17 July 2023, Wombat assigned the interest in the royalty to Hill 50 Gold mines Pty Ltd.

The Company previously completed the acquisition of 100% of the issued share capital and voting rights of European Lithium Ukraine LLC (European Lithium Ukraine) a Ukraine incorporated company that is applying (through either court proceedings, public auction and/or production sharing agreement with the Ukraine Government) for 20-year special permits for the extraction and production of lithium at the Shevchenkivske project and Dobra Project in Ukraine from Millstone and Company Global DW LLC (Millstone) (European Lithium Ukraine Acquisition). No consideration was paid at closing for the European Lithium Ukraine Acquisition however there is deferred consideration which is contingent upon, amongst other things, shareholder approval and grant and exploration commencing at the Shevchenkivske project and Dobra Project. On 27 December 2025 the Company entered into a letter agreement with Millstone to extend the end date in respect to a transaction associated with the Shevchenkivske project and Dobra Project to 31 December 2027.

25.	COMMITMENTS

Following the deconsolidation of CRML on 11 October 2025, the Group’s commitments as at 31 December 2025 are set out below.

The Group has minimum expenditure requirements in relation to its exploration and mining licences at its Australian held and Irish held tenements totalling $1,266,577.

26.	EVENTS SUBSEQUENT TO REPORTING DATE

SID

19 May 2026 – The Company announced that it has entered into a binding Scheme Implementation Deed (SID) with CRML under which it is proposed that CRML will acquire 100% of the issued share capital in EUR and all EUR listed options.

Equity Movements

19 January 2026 – The Company issued 17,500,000 shares upon the exercise of options ($0.10 each expiring 30 April 2027)

27 January 2026 – The Company issued 4,300,000 shares upon the exercise of options ($0.10 each expiring 30 April 2027) and 696,662 shares upon the exercise of unlisted options ($0.08 each expiring 31 December 2026)

10 February 2026 – The Company issued 253,787 shares upon the exercise of unlisted options ($0.08 each expiring 31 December 2026)

20 February 2026 - The Company issued 9,000,000 listed options ($0.10 each expiring 30 April 2027) to an advisor of the Company.

30 March 2026 – The Company issued 560,600 shares upon the exercise of unlisted options ($0.08 each expiring 31 December 2026)

1 April 2026 – The Company cancelled 23,955,240 shares following completion of the buyback

22 April 2026 – A total of 30,000,000 performance rights (subject to vesting conditions) were cancelled unvested

7 May 2026 – The Company issued 154,012 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 22

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17 May 2026 – The Company issued 4,530 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

3 June 2026 – The Company issued 4,663,778 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027), 2,000,000 shares upon the exercise of unlisted options ($0.12 each expiring 26 June 2026) and 5,983 shares upon the exercise of unlisted options ($0.08 each expiring 31 December 2026)

10 June 2026 – The Company issued 137,222 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

11 June 2026 – The Company issued 2,000,000 shares upon the exercise of unlisted options ($0.12 each expiring 26 June 2026)

Sale of CRML Shares

21 January 2026 - The Company sold 5,000,000 shares it held in CRML for net proceeds of US$83.1m (approximately A$121.928m) net proceeds to EUR.

5 February 2026 - The Company sold 2,500,000 shares it held in CRML to raise net proceeds of US$32.06m (approximately A$45.68m) net proceeds to EUR.

PIPE

22 April 2026 – CRML completed a private placement to raise funds of US$60m

Share Buy Back

3 October 2025 - The Company announced that it will be undertaking an on-market buy-back of up to 135,000,000 ordinary shares (Share Buy-Back). On 1 April 2026, the Company cancelled 23,955,240 shares purchased as part of the Share Buy-Back.

1 April 2026 – The Company confirmed that it would be undertaking a new on-market share buy-back for a further period of 6 months from 15 April 2026 to 15 October 2026, unless completed or terminated earlier (the Extended Share Buy-Back). No shares have been purchased under the Extended Share Buy-Back.

Pan African

13 March 2026 – The Company made payments of US42m to acquire shares held by First Investments Holdings Ltd in PANL.

Velta Acquisition

27 January 2026 - the Company announced that it had entered into a binding agreement to acquire 100% of Velta Holding (Velta), a US-based titanium company with manufacturing and mining assets located in Ukraine. Under the terms of the agreement, the Company will acquire 100% of the issued capital of Velta for total consideration of approximately 173 million fully paid shares in the Company, subject to the completion of final due diligence and satisfaction of customary conditions precedent.

5 February 2026 - the Company advanced funds of US$5,000,000 to Velta. The funds were advanced under a loan agreement and bear interest at 10% per annum and is secured over the assets of Velta. The loan is repayable the earlier of 1 March 2027, the occurrence of a mandatory repayment event of 10 business days following the completion of Velta pursuant to the binding agreement entered into and announced on 27 January 2026.

26 February 2026 - the Company provided its subsidiary, European Lithium Ukraine LLC, with US$21,000,000 in funds to participate in the debt repurchase auction in connection with the acquisition of Velta (see ASX announcement dated January 27, 2026). European Lithium Ukraine LLC subsequently acquired the debts via auction.

19 May 2026 – The Company advanced funds of US$6,000,000 to Velta. The funds were advanced under a loan agreement and bear interest at 10% per annum and is secured over the assets of Velta. The loan is repayable the earlier of 1 March 2027, the occurrence of a mandatory repayment event of 10 business days following the completion of Velta pursuant to the binding agreement entered into and announced on 27 January 2026.

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 23

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Moab Minerals Limited

4 May 2026 – The Company EUR granted a cash loan of $200k to Moab Minerals Limited (ASX: MOM).

Projects

13 January 2026 – The Company announced that CRML has ordered a fully turnkey integrated mobile geochemical analysis centre.

15 January 2026 – The Company released drilling results from drilling undertaken at the Tanbreez Project.

10 February 2026 – The Company released drilling results from drilling undertaken at the Tanbreez Project.

18 February 2026 – The Company released assay results from drilling undertaken at the Tanbreez Project.

20 April 2026 – The Company announced that the Government of Greenland has approved the transfer of the remaining 50.5% interest in the Tanbreez Project to CRML bringing CRML ownership to 92.5%. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company.

No other matters or circumstances have arisen since the end of the half-year which significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs in future financial years.

27.	FINANCIAL INSTRUMENTS

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 31 December 2025:

		Fair value
	At amortised cost	Through profit or loss	Through other comprehensive income
	A$	A$	A$
Financial assets
Trade and other receivables	259,467	-	-
Short term loan receivable	4,651,988
Convertible note	-	273,038	-
Total current	4,911,455	273,038	-

Financial assets at fair value through profit or loss	-	15,994,243	-
Long term loan receivable	1,125,089
Total non-current	1,125,089	15,994,243	-

Total assets	6,036,544	16,267,281	-

Financial liabilities
Trade and other payables	603,925	-	-
Short term loan payable	1,971,932	-	-
Lease liability	17,233	-	-
Total current	2,593,090	-	-

Lease liability	1,474	-	-
Total non-current	1,474	-	-

Total liabilities	2,594,564	-	-

The Directors consider that the carrying amounts of current receivables, current payables and current borrowings are a reasonable approximation of their fair values.

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 24

In the opinion of the Directors of European Lithium Limited (‘the Company’):

1.	The attached financial statements and notes thereto give a true and fair view of the Group’s financial position as at 31 December 2025 and of its performance for the half-year then ended;

2.	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

3.	the financial statements and notes thereto are in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board

This declaration is signed in accordance with a resolution of the Board of Directors.

Antony Sage
Executive Chairman

19 June 2026

INTERIM FINANCIAL REPORT DECEMBER 2025 AND 2024	Page 25